[redacted]

02053168

VF 12-3-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NOV 27 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL RECEIVED PROCESSING NOV 27 2002 WASH. D.C. 180 SECTION

1495 Sutton Avenue
(No. and Street)

Cincinnati (City) OH (State) 45230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Weston Slemmer (513) 579-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berge & Company LTD
(Name – *if individual, state last, first, middle name*)

20 West Ninth Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of

BERGE & COMPANY LTD
CERTIFIED PUBLIC ACCOUNTANTS

20 West Ninth Street
Cincinnati, Ohio 45202
(513) 651-3827

Report of Independent Auditors

The Shareholder
Securities Trading, Inc.

We have audited the accompanying statement of financial condition of Securities Trading, Inc. as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Securities Trading, Inc. at September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Berge & Company LTD

Cincinnati, Ohio
November 12, 2002

SECURITIES TRADING, INC.
Statement of Financial Condition
September 30, 2002

Assets

Cash and cash equivalents	$ 27,705
Marketable securities	44,100
Receivable from clearing broker	7,742
Refundable federal income tax	8,400
Net deferred tax assets	2,400
Furniture and equipment, at cost less accumulated depreciation of $52,642	7,150
	$ 97,497

Liabilities & Shareholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 1,000
Deferred revenue	3,483
Total liabilities	4,483
Shareholder's equity:	
Common stock, no par value, 750 shares authorized, 100 issued and outstanding	100
Additional paid in capital	55,992
Retained earnings	36,922
Total shareholder's equity	93,014
	$ 97,497

See accompanying notes

SECURITIES TRADING, INC.

Notes to Financial Statements

September 30, 2002

1. **Summary of significant accounting policies and nature of business**

Nature of business - Securities Trading, Inc. (the Company) is registered as a broker-dealer under the examining authority of the National Association of Security Dealers. The Company, on a fully disclosed basis, clears customer transactions through an unaffiliated broker-dealer who also maintains the customer accounts.

Concentrations of credit risk - The Company has a retail and institutional customer base located generally in Ohio, Indiana and Kentucky. Under the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance sheet risk of loss in the event customers are unable to fulfill contractual obligations.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable securities - Marketable securities are stated at market value. The resulting difference between cost and market is included in income (loss). The first-in first-out method is used to determine realized gains or losses.

Depreciation - Furniture and equipment are depreciated on an accelerated basis over the estimated life of the related assets.

Revenue recognition - The Company records revenues and expenses (commissions and brokerage expenses) directly related to security transactions on a settlement date basis, which approximates trade date basis. Certain commissions received are deferred and recognized as revenue when expenses under "soft dollar" credit agreements are incurred or such agreements expire.

SECURITIES TRADING, INC.
Notes to Financial Statements
September 30, 2002

1. **Summary of significant accounting policies and nature of business (continued)**

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between financial reporting and income tax reporting. Such differences principally relate to the carrying costs of marketable securities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Advertising expense - The Company expenses advertising costs when incurred.

2. **Related party transactions**

The Company rents office space under an operating lease agreement with its sole shareholder. Future lease commitments are on a month to month basis.

3. **Net capital requirements**

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital rates would exceed 10 to 1. At September 30, 2002, the Company had net capital of $68,085 which was $18,085 greater than its required net capital of $50,000. The Company's net capital ratio was 0.07 to 1.

4. **Income taxes**

Net deferred tax assets of $2,400 in the accompanying statement of financial condition result from unrealized losses on marketable securities at September 30, 2002.

SECURITIES TRADING, INC.

Statement of Financial Condition

September 30, 2002
with Report of Independent Auditors

BERGE & COMPANY LTD
CERTIFIED PUBLIC ACCOUNTANTS